

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2017

Gregory W. Freiberg
Chief Financial Officer
New Media Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105

      Re: **New Media Investment Group Inc.**
              Form 10-K for the Fiscal Year Ended December 27, 2015
              Filed February 25, 2016
              File No. 001-36097

Dear Mr. Freiberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief
                      Office of Transportation and Leisure